EXHIBIT (e)(12)

March 22, 2010

Christine R. Kowalski
3 Southpointe Court
North Oaks, MN 55127

Dear Ms. Kowalski:

The Board considers the operation of the Subsidiary to be of critical importance to the Parent Company and therefore the establishment and maintenance of a sound and vital management team of the Subsidiary is essential to protecting and enhancing the best interests of the Parent Company and its stockholders. In this connection, the Board recognizes that the possibility of a Change in Control of the Parent Company may arise and that such possibility and the uncertainty and questions which such transaction may raise among key management personnel of the Subsidiary and its subsidiaries could result in the departure or distraction of such management personnel to the detriment of the Parent Company and its stockholders.

Accordingly, the Board has determined that appropriate actions should be taken to minimize the risk that Subsidiary management will depart prior to a Change in Control of the Parent Company, thereby leaving the Subsidiary without adequate management personnel during such a critical period, and to reinforce and encourage the continued attention and dedication of key members of Subsidiary’s management to their assigned duties without distraction in circumstances arising from the possibility of a Change in Control of the Parent Company. In particular, the Board believes it important, should the Parent Company or its stockholders receive a proposal for transfer of control of the Parent Company that you be able to continue your management responsibilities without being influenced by the uncertainties of your own personal situation.

The Board recognizes that continuance of your position with the Subsidiary involves a substantial commitment to the Parent Company in terms of your personal life and professional career and the possibility of foregoing present and future career opportunities, for which the Parent Company receives substantial benefits. Therefore, to induce you to remain in the employ of the Subsidiary, this Agreement, which has been approved by the Board, sets forth the benefits which the Parent Company agrees will be provided to you in the event your employment with the Subsidiary or its successor is terminated in connection with a Change in Control of the Parent Company under the circumstances described below.

It is intended that the payments and benefits provided under this Agreement will be exempt from the requirements of Section 409A of the Code by reason of the separation pay exception under Treas. Reg. § 1.409A-1(b)(9) or the short term deferral exception under Treas. Reg. § 1.409A-1(b)(4) and this Agreement will be construed and administered in a manner that is consistent with and gives effect to such intention.

1. Definitions.  The following terms will have the meaning set forth below unless the context clearly requires otherwise. Terms defined elsewhere in this Agreement will have the same meaning throughout this Agreement.

(a) “Affiliate” means with respect to any Person (within the meaning of Sections 13(d) and 14(d) of the Securities Exchange Act of 1934, as amended) shall mean any other Person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such Person.

(b) “Agreement” means this letter agreement as amended, extended or renewed from time to time in accordance with its terms.

(c) “Base Pay” means your annual base salary from the Subsidiary at the rate in effect immediately prior to a Change in Control or at the time Notice of Termination is given, whichever is greater. Base Pay includes only regular cash salary and is determined before any reduction for deferrals pursuant to any nonqualified deferred compensation plan or arrangement, qualified cash or deferred arrangement or cafeteria plan.

(d) “Benefit Plan” means any

(i) employee benefit plan as defined in Section 3(3) of the Employee Retirement Income Security Act of 1974, as amended;

(ii) cafeteria plan described in Code Section 125;

(iii) plan, policy or practice providing for paid vacation, other paid time off or short- or long-term profit sharing, bonus or incentive payments; or

(iv) stock option, stock purchase, restricted stock, phantom stock, stock appreciation right or other equity-based compensation plan that is sponsored, maintained or contributed to by the Parent Company for the benefit of employees (and/or their families and dependents) generally or you (and/or your family and dependents) in particular, including, without limitation, any of the Stock Incentive Plans.

(e) “Bonus Plan Payment” means the full amount of the annual target bonus payment which is payable by the Subsidiary to you pursuant to the Parent Company’s company-wide bonus plan or equivalent plan of the Successor, based on the assumption that all of the annual performance milestones will have been satisfied at target for such year.

(f) “Board” means the board of directors of the Parent Company. On and after the date of a Change in Control, any duty of the Board in connection with this Agreement is nondelegable and any attempt by the Board to delegate any such duty is ineffective.

(g) “Cause” means: (i) your gross misconduct; (ii) your willful and continued failure to perform substantially your duties with the Subsidiary (other than a failure resulting from your incapacity due to bodily injury or physical or mental illness) after a demand for substantial performance is delivered to you by the chair of the Board which specifically identifies the manner in which you have not substantially performed your duties and provides for a reasonable period of time within which you may take corrective measures; or (iii) your conviction (including a plea of nolo contendere) of willfully engaging in illegal conduct constituting a felony or gross misdemeanor under federal or state law which is materially and demonstrably injurious to the Subsidiary or which impairs your ability to perform substantially your duties for the Subsidiary. An act or failure to act will be considered “gross” or “willful” for this purpose only if done, or omitted to be done, by you in bad faith and without reasonable belief that it was in, or not opposed to, the best interests of the Subsidiary. Any act, or failure to act, based upon authority given pursuant to a resolution duly adopted by the Subsidiary’s Board (or a committee thereof) or based upon the advice of counsel for the Subsidiary will be conclusively presumed to be done, or omitted to be done, by you in good faith and in the best interests of the Subsidiary. Notwithstanding the foregoing, you may not be terminated for Cause unless and until there has been delivered to you a copy of a resolution duly adopted by the affirmative vote of not less than a majority of the entire membership of the Board at a meeting of the Board called and held for the purpose (after reasonable notice to you and an opportunity for you, together with your counsel, to be heard before the Board), finding that in the good faith opinion of the Board you were guilty of the conduct set forth above in clauses (i), (ii) or (iii) of this definition and specifying the particulars thereof in detail.

(h) “Change in Control” means any of the following: (i) the sale, lease, exchange or other transfer, directly or indirectly, of all or substantially all of the assets of the Parent Company, in one transaction or in a series of related transactions, to any Third Party; (ii) any Third Party, other than a “bona fide underwriter,” is or becomes the “beneficial owner” (as defined in Rule 13d-3 under the Exchange Act), directly or indirectly, of securities (x) representing 50% or more of the combined voting power of the Parent Company’s outstanding securities ordinarily having the right to vote at elections of directors, or (y) resulting in such Third Party becoming an Affiliate of the Parent Company, including pursuant to a transaction described in clause (iii) below; (iii) the consummation of any transaction or series of transactions under which the Parent Company is merged or consolidated with any other company, other than a merger or consolidation which would result in the stockholders of the Parent Company immediately prior thereto continuing to own (either by remaining outstanding or by being converted into voting securities of the surviving entity) more than 50% of the combined voting power of the voting securities of the surviving entity outstanding immediately after such merger or consolidation; or (iv) the Continuity Directors cease for any reason to constitute at least a majority the Board. For purposes of this Section 1(h), a “Continuity Director” means an individual who, as of date of this Agreement, is a member of the board of directors of the Parent Company, and any other individual who becomes a director subsequent to the as of date of this Agreement whose election, or nomination for election by the Parent Company’s stockholders, was approved by a vote of at least a majority of the directors then comprising the Continuity Directors, but excluding for this purpose any individual whose initial assumption of office occurs as a result of an actual or threatened election contest with respect to the election or removal of directors or other actual or threatened solicitation of proxies or consents by or on behalf of a person or entity other than the board of directors of the Parent Company. For purposes of this Section 1(h), a “bona fide underwriter” means a Third Party engaged in business as an underwriter of securities that acquires securities of the Parent Company through such Third Party’s participation in good faith in a firm commitment underwriting until the expiration of 40 days after the date of such acquisition. For the avoidance of doubt, Change in Control does not include any of the foregoing events occurring with respect to the Subsidiary, and this Agreement is not intended to be interpreted to provide any benefits to you upon a Change in Control of the Subsidiary.

(i) “Code” means the Internal Revenue Code of 1986, as amended from time to time.

(j) “Date of Termination” following a Change in Control (or prior to a Change in Control if your termination was either a condition of the Change in Control or was at the request or insistence of any Third Party relating the Change in Control) means: (i) if your employment is to be terminated by you for Good Reason, the date specified in the Notice of Termination which in no event may be a date more than 15 days after the date on which Notice of Termination is given unless the Subsidiary agrees in writing to a later date; (ii) if your employment is to be terminated by the Subsidiary for Cause, the date specified in the Notice of Termination; (iii) if your employment is terminated by reason of your death, the date of your death; or (iv) if your employment is to be terminated by the Subsidiary for any reason other than Cause or your death, the date specified in the Notice of Termination, which in no event may be a date earlier than 15 days after the date on which a Notice of Termination is given, unless you expressly agree in writing to an earlier date. In the case of termination by the Subsidiary of your employment for Cause, then within the 30 days after your receipt of the Notice of Termination, you may notify the Subsidiary that a dispute exists concerning the termination, in which event the Date of Termination will be the date set either by mutual written agreement of the parties or by the judge or arbitrator in a proceeding as provided in Section 9 of this Agreement. In all cases, your termination of employment must constitute a “separation from service” within the meaning of Section 409A of the Code.

(k) “Exchange Act” means the Securities Exchange Act of 1934, as amended from time to time.

(l) “Good Reason” means:

(i) a material diminution in your authority, duties or responsibilities as in effect immediately prior to the Change in Control;

(ii) a material diminution in your base compensation;

(iii) a material diminution in the authority, duties or responsibilities of the supervisor to whom you report as in effect immediately prior to the Change in Control;

(iv) a material change in the geographic location at which the Subsidiary requires you to be based as compared to the location where you were based immediately prior to the Change in Control; or

(v) any other action or inaction that constitutes a material breach by the Subsidiary of any agreement under which you provide services to the Subsidiary.

An act or omission will constitute a “Good Reason” only if you give written notice to the Subsidiary of the existence of such act or omission within 90 days of its initial existence and the Subsidiary fails to cure the act or omission within 30 days after the notification. Your termination of employment for Good Reason as defined in this Section 1(l) will constitute Good Reason for all purposes of this Agreement notwithstanding that you may also thereby be deemed to have retired under any applicable retirement programs of the Subsidiary and/or Parent Company.

(m) “Notice of Termination” means a written notice given on or after the date of a Change in Control (unless your termination before the date of the Change in Control was either a condition of the Change in Control or was at the request or insistence of any Third Party related to the Change in Control) which indicates the specific termination provision in this Agreement pursuant to which the notice is given. Any purported termination by the Subsidiary or by you for Good Reason on or after the date of a Change in Control (or before the date of a Change in Control if your termination was either a condition of the Change in Control or was at the request or insistence of any Third Party related to the Change in Control) must be communicated by written Notice of Termination to be effective; provided, that your failure to provide Notice of Termination will not limit any of your rights under this Agreement except to the extent the Parent Company demonstrates that it suffered material actual damages by reason of such failure.

(n) “Parent Company” means ev3 Inc., a Delaware corporation, and any Successor or Affiliate of ev3 Inc.

(o) “Stock Incentive Plan” means (i) the ev3 LLC 2003 Incentive Plan, as amended, (ii) the ev3 Inc. Second Amended and Restated 2005 Incentive Stock Plan or (iii) any successor or additional stock option, stock award, or other incentive plans of the Parent Company or Subsidiary.

(p) “Stock Award Agreements” means any of the non-statutory stock option agreements, incentive stock options agreements, restricted stock awards, restricted stock unit awards or other similar agreements you may have entered into with the Parent Company pursuant to the Stock Incentive Plans or in the absence of specific agreements, your individual certificates otherwise representing such awards granted to you pursuant to the Stock Incentive Plans.

(q) “Subsidiary” means ev3 Endovascular, Inc., a Delaware corporation.

(r) “Successor” means any Third Party that succeeds to, or has the ability to control (either immediately or with the passage of time), the Parent Company’s or the Subsidiary’s, as applicable, business directly, by merger, consolidation or other form of business combination, or indirectly, by purchase of the Parent Company’s outstanding securities entitling the holder thereof to be allocated a portion of the Parent Company’s net income, net loss or distributions or purchases of the Subsidiary’s outstanding securities ordinarily having the right to vote at the election of directors or all or substantially all of its assets or otherwise.

(s) “Termination of Employment” means a termination of your employment relationship with the Parent Company and all entities that would be treated as a single employer with the Parent Company under Section 414(b) or (c) of the Internal Revenue Code (a “409A Affiliate”), including the Subsidiary, or such other change in your employment relationship with the Parent Company and all 409A Affiliates that would be considered a “separation from service” under Section 409A of the Code. Your employment relationship will be treated as remaining intact while you are on a military leave, a sick leave or other bona fide leave of absence (pursuant to which there is a reasonable expectation that you will return to perform services for the Parent Company or a 409A Affiliate) but only if the period of such leave does not exceed six (6) months, or if longer, so long as you retain a right to reemployment by the Parent Company or a 409A Affiliate under applicable statute or by contract, provided, however, a twenty-nine (29) month period of absence may be substituted for such six (6) month period of absence where your leave is due to any medically determinable physical or mental impairment that can be expected to result in death or can be expected to last for a continuous period of not less than six (6) months and such impairment causes you to be unable to perform the duties of your position of employment or any substantially similar position of employment. In all cases, your Termination of Employment must constitute a “separation from service” under Section 409A of the Code and any “separation from service” under Section 409A of the Code shall be treated as a Termination of Employment.

(t) “Third Party” means any Person, other than the Parent Company, any Affiliate of the Parent Company, or any Benefit Plan(s) sponsored by the Parent Company or an Affiliate.

2. Term of Agreement.  This Agreement is effective immediately and will continue in effect only so long as you remain employed by the Subsidiary or, if later, until the date on which the Subsidiary’s obligations to you arising under this Agreement have been satisfied in full. Notwithstanding the foregoing, this Agreement shall terminate immediately in the event, prior to a Change in Control, either the Subsidiary ceases to be an Affiliate of the Parent Company or sells all or substantially all of its assets, in one or a series of related transactions, to a Third Party.

3. Benefits upon a Change in Control.

(a) As of the date of a Change in Control, the Parent Company and the Subsidiary will be jointly and severally responsible for paying to you all of the Base Pay owed through such date and a pro rata portion of your Bonus Plan Payment based upon the number of months in the current year which you have worked prior to the date of the Change in Control, assuming for this Section 3(a) that you have worked the full month of the month in which the Change in Control occurs.

(b) In addition to the payments under Section 3(a), you will be entitled to the following if and only if (i) your Termination of Employment is by the Subsidiary for any reason other than for Cause and other than your death, or by you for Good Reason, and (ii) the Termination of Employment occurs either within the period beginning on the date of a Change in Control and ending on the 24th month anniversary date of the Change in Control or prior to a Change in Control if your Termination of Employment was either a condition of the Change in Control or was at the request or insistence of a Person related to the Change in Control:

(i) Cash Payments.  The Parent Company and the Subsidiary (and any Successor thereto) will be jointly and severally responsible for making a lump sum payment to you within 10 days after your Date of Termination equal to 12 months of your then current Base Pay and the full amount of a Bonus Plan Payment for the next 12 months, determined by assuming for this purpose that such Bonus Plan Payment amount is equal to your Bonus Plan Payment for the current year.

(ii) Group Health Plans.  During the Continuation Period (as defined below), the Parent Company and the Subsidiary (and any Successor thereto) will be jointly and severally responsible for either (A) maintaining a group health plan(s) which by its terms covers you (and your family members and those dependents eligible to be covered during the 90 days immediately preceding a Change in Control) under the same or similar terms as provided to you during the 90 days immediately preceding such Change in Control, or (B) providing comparable medical benefits pursuant to an alternative arrangement, such as an individual medical insurance contract. The “Continuation Period” is the period beginning on your Date of Termination, whether such date is at or prior to the Change in Control as provided for in the definition of Change in Control or within 24 months thereafter, as the case may be, as provided for in Section 3(a) above, and ending on the earlier of (A) the last day of the 18th month that begins after your Date of Termination or (B) the date on which you first become eligible to participate as an employee in a plan of another employer providing group health benefits to you and your eligible family members and dependents. If you timely elect continued coverage under such group health plan(s) pursuant to Section 4980B of the Internal Revenue Code of 1986 and Part 6 of Subtitle B of Title I of the Employee Retirement Income Security Act of 1974, as amended (“COBRA”), in accordance with ordinary plan practices, for the Continuation Period, the Parent Company will reimburse you for a portion of the amount you pay for such COBRA continuation coverage (or if COBRA coverage is not available, such alternative medical coverage), so that you are paying the amount you paid (or would have paid) for the same level of coverage prior to the Change in Control. In order to receive reimbursements pursuant to this Section 3(b)(ii), you must comply with any reimbursement policies and procedures specified by the Parent Company.

(iii) Limitation on Payments and Benefits.  Notwithstanding any provision of this Agreement to the contrary, if any amount or benefit to be paid or provided under this Agreement (which payment or benefit could be deemed a “payment” within the meaning of Section 280G(b)(2) of the Code), together with any other “payments” that you have the right to receive from the Parent Company, the Subsidiary, or any corporation that is a member of an “affiliated group” (as defined in Section 1504(a) of the Code without regard to Section 1504(b) of the Code) of which the Parent Company is a member, would constitute a “parachute payment” (as defined in Section 280G(b)(2) of the Code), then the “payments” to you under this Agreement shall be reduced to the largest amount as shall result in no portion of such “payments” being subject to the excise tax imposed by Section 4999 of the Code; provided, however, that such reduction shall be made only if the aggregate amount of the payments after such reduction exceeds the difference between (a) the amount of such payments absent such reduction minus (b) the aggregate amount of the excise tax imposed under Section 4999 of the Code attributable to any such excess parachute payments. If requested by you or the Parent Company and/or the Subsidiary, the determination of whether any reduction in such payments or benefits to be provided under this Agreement or otherwise is required pursuant to the preceding sentence shall be made by the Parent Company’s independent accountants, at the expense of the Parent Company or the Subsidiary, and the determination of the Parent Company’s independent accountants shall be final and binding on all persons. The fact that your right to payments or benefits may be reduced by reason of the limitations contained in this Section 3(b)(iii) shall not of itself limit or otherwise affect any of your other rights pursuant to this Agreement. In the event that any payment or benefit intended to be provided under this Agreement or otherwise is required to be reduced pursuant to this section, payment under this Agreement shall be reduced before payments under any other arrangements are reduced and you (in your sole discretion) shall be entitled to designate the payments and/or benefits under this Agreement to be so reduced in order to give effect to this section. The Parent Company and/or the Subsidiary shall provide you with all information reasonably requested by you to permit you to make such designation. In the event that you fail to make such designation within 10 business days of receiving such information, the Parent Company and/or the Subsidiary may effect such reduction in any manner it deems appropriate.

(iv) Outplacement Services.  In the event any lump sum payments are made to you pursuant to Section 3(b)(i), the Parent Company shall then provide you with up to $20,000 of reasonable outplacement services actually incurred by you and directly related to your termination of employment under Section 3(b)(i), including outplacement consultant’s services, travel and hotel expense reimbursements, office expense reimbursements or similar costs you incur in seeking and obtaining new employment, the allocation of which among the categories to be within your sole discretion, provided, however, such expenses must be incurred by you and reimbursed hereunder no later than the December 31 of the second calendar year following the calendar year in which your Termination of Employment occurs. You will be required to provide receipts or invoices for the costs and expenses incurred under this Section 3(b)(iv).

4. Treatment of Stock Options and Other Equity-Based Awards.  In the event of a Change in Control, the treatment of your outstanding stock options, restricted stock, restricted stock units and other equity-based awards will be governed by the Stock Incentive Plans under which such awards were granted and any individual Stock Award Agreements representing and governing such awards.

5. Indemnification.  Following a Change in Control, the Parent Company and the Subsidiary shall be jointly and severally responsible for indemnifying and advancing expenses to you to the full extent permitted by law for damages, costs and expenses (including, without limitation, judgments, fines, penalties, settlements and reasonable fees and expenses of your counsel) incurred by you as a result of your service to or status as an officer and employee with the Parent Company or the Subsidiary or any other corporation, employee benefit plan or other entity with whom you served at the request of the Parent Company or the Subsidiary prior to the Change in Control, provided that such damages, costs and expenses did not arise as a result of your gross negligence or willful misconduct. The indemnification under this Agreement shall be in addition to any similar obligation of the Parent Company or the Subsidiary under any other separate agreement, or under the Parent

Company’s Certificate of Incorporation or Bylaws or the Subsidiary’s Certificate of Incorporation or Bylaws, or as they be amended from time to time, provided however, you may only be reimbursed or recover once for any such damages, costs and expenses, from whatever source.

6. Successors.  The Parent Company will seek to have any Successor to the Parent Company, by agreement in form and substance satisfactory to you, assume and assent to the fulfillment by such Successor of the Parent Company’s obligations under this Agreement. A Successor has no rights, authority or power with respect to this Agreement prior to a Change in Control.

7. Binding Agreement.  This Agreement inures to the benefit of, and is enforceable by, you, your personal and legal representatives, executors, administrators, successors, heirs, distributees, devisees and legatees. If you die after a Change in Control while any amount would still be payable to you under this Agreement, all such amounts, unless otherwise provided in this Agreement, will be paid in accordance with the terms of this Agreement to your devisee, legatee or other designee or, if there be no such designee, to your estate.

8. Notices.  For the purposes of this Agreement, notices and other communications provided for in this Agreement must be in writing and will be deemed to have been duly given when personally delivered or when mailed by United States registered or certified mail, return receipt requested, postage prepaid and addressed to each party’s respective address set forth on the first page of this Agreement, or to such other address as either party may have furnished to the other in writing in accordance with these provisions, except that notice of change of address will be effective only upon receipt.

9. Disputes.  If you so elect, any dispute, controversy or claim arising under or in connection with this Agreement will be heard and settled exclusively by binding arbitration administered by the American Arbitration Association in Minneapolis, Minnesota before a single arbitrator in accordance with the Commercial Arbitration Rules of the American Arbitration Association then in effect. Judgment may be entered on the arbitrator’s award in any court having jurisdiction; provided, that you may seek specific performance in a court of competent jurisdiction of your right to receive benefits until the Date of Termination during the pendency of any dispute or controversy arising under or in connection with this Agreement. If any dispute, controversy or claim for damages arising under or in connection with this Agreement is settled by arbitration, the Parent Company and the Subsidiary will be jointly and severally responsible for paying, or if elected by you, reimbursing, all fees, costs and expenses incurred by you related to such arbitration. If you do not elect arbitration, you may pursue all available legal remedies. The Parent Company and the Subsidiary will be jointly and severally responsible for paying, or if elected by you, reimbursing you for, all fees, costs and expenses incurred by you in connection with any actual, threatened or contemplated litigation relating to this Agreement to which you are or reasonably expect to become a party, whether or not initiated by you, if but only if you are successful in recovering any benefit under this Agreement as a result of such legal action. The parties agree that any litigation arising under or in connection with this Agreement must be brought in a court of competent jurisdiction in the State of Minnesota, and both parties hereby consent to the exclusive jurisdiction of said courts for this purpose and agree not to assert that such courts are an inconvenient forum. Neither the Parent Company nor the Subsidiary will assert in any dispute or controversy with you arising under or in connection with this Agreement your failure to exhaust administrative remedies.

10. Related Agreements.  To the extent that any provision of any other Benefit Plan or agreement between the Parent Company and you or the Subsidiary and you limits, qualifies or is inconsistent with any provision of this Agreement, the provision of this Agreement will control. Nothing in this Agreement prevents or limits your continuing or future participation in, and rights under, any Benefit Plan provided by the Parent Company or the Subsidiary and for which you may qualify. Amounts which are vested benefits or to which you are otherwise entitled under any Benefit Plan or other agreement with the Parent Company or the Subsidiary at or subsequent to the Date of Termination will be payable in accordance with the terms thereof. Furthermore, nothing in this Agreement will prevent the Parent Company, the Subsidiary or the Successor to the Parent Company or the Subsidiary from seeking enforcement of and damages arising under any confidentiality, invention assignment or non-competition provision or breach thereof contained in any other agreement with the Parent Company or the Subsidiary or any Successor to the Parent Company or the Subsidiary.

11. No Employment or Service Contract.  Nothing in this Agreement is intended to provide you with any right to continue in the employ of the Subsidiary for any period of specific duration or interfere with or otherwise restrict in any way your rights or the rights of the Subsidiary, which rights are hereby expressly reserved by each, to terminate your employment at any time for any reason or no reason whatsoever, with or without cause.

12. Survival.  The respective obligations of, and benefits afforded to, the Parent Company, the Subsidiary and you which by their express terms or clear intent survive termination of your employment with the Subsidiary or termination of this Agreement, as the case may be, will survive termination of your employment with the Subsidiary or termination of this Agreement, as the case may be, and will remain in full force and effect according to their terms.

13. Miscellaneous.  No provision of this Agreement may be modified, waived or discharged other than in a writing signed by you, the Parent Company and the Subsidiary. No waiver by any party to this Agreement at any time of any breach by another party of any provision of this Agreement will be deemed a waiver of any other provisions at the same or at any other time. This Agreement reflects the final and complete agreement of the parties and supersedes all prior and simultaneous agreements with respect to the subject matter hereof, including without limitation any change in control or similar agreement between any past, current or future Affiliate of the Parent Company or the Subsidiary and you. This Agreement will be governed by and construed in accordance with the laws of the State of Delaware (without regard to the conflict of laws principles of any jurisdiction). The invalidity or unenforceability of all or any part of any provision of this Agreement will not affect the validity or enforceability of the remainder of such provision or of any other provision of this Agreement. This Agreement may be executed in several counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument.

If this letter correctly sets forth our agreement on the subject matter discussed above, kindly sign and return to the Parent Company the enclosed copy of this letter which will then constitute our agreement on this subject.

Sincerely,

ev3 Inc.

By:
Name:     Kevin Klemz

Title:	SVP

ev3 Endovascular, Inc.

By:
Name:     Kevin Klemz

Title:	Secretary

Agreed to and Accepted as of this 22 day of March, 2010:

Christine R. Kowalski